NORSAT INTERNATIONAL INC.

Consolidated Financial Statements (Unaudited)

Three Months Ended as at March 31, 2009

Norsat International Inc.

Consolidated Balance Sheets

(Unaudited - Expressed in US Dollars)

	March 31,	December 31,
	2009	2008
Assets
Current assets (note 7):
Cash	$ 1,388,430	$ 983,062
Short-term investments	1,529,743	31,391
Accounts receivable, net (notes 6 & 16)	4,988,903	6,807,386
Inventories	4,042,830	4,497,415
Prepaid expenses and other	616,119	271,735
	12,566,025	12,590,989

Long-term prepaid expenses and other (note 7)	7,928	8,210
Property and equipment, net (note 7)	649,175	727,786
Intangible (note 18, 19)	2,107,236	-
	$ 15,330,364	$ 13,326,985

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$ 1,340,690	$ 1,843,878
Accrued liabilities	1,291,181	1,799,113
Deferred revenue	716,056	457,007
	3,347,927	4,099,998
Long-term deferred revenue	749,841	622,552
Future income taxes (note 18)	202,605	-
Total liabilities	4,300,373	4,722,550
Shareholders' equity:
Shares to be issued (note 18)	1,830,969	-
Share capital (note 9)	37,825,476	37,825,476
Contributed surplus (note 9)	3,545,923	3,522,738
Accumulated other comprehensive loss (note 8)	(486,544)	(229,210)
Deficit	(31,685,833)	(32,514,569)
	11,029,991	8,604,435
	$ 15,330,364	$ 13,326,985

Commitments (note 15 & 16)

See accompanying notes to the consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Operations, Deficit and Comprehensive Income (Loss)

(Unaudited - Expressed in US Dollars)

	Three months ended March 31,
	2009	2008
Sales (note 12)	$ 4,994,771	$ 2,928,547
Cost of sales	2,541,753	1,438,926
	2,453,018	1,489,621
Expenses:
Selling, general and administrative	1,406,708	1,303,096
Product development, net (note 16)	305,580	185,055
Amortization	125,757	89,702
	1,838,045	1,577,853
Net earnings/ (loss) for the period before
other income	614,973	(88,232)
Other income (note 10)	213,763	93,327
Net earnings for the period	828,736	5,095
Deficit, beginning of period	(32,514,569)	(34,999,726)
Transitional adjustment on adoption
of accounting policy	-	285,396

Deficit, end of period	$ (31,685,833)	$ (34,709,235)

Net earnings for the period	$ 828,736	$ 5,095

Other comprehensive income:
Currency translation adjustment	(257,334)	(247,662)

Comprehensive income (loss) for the period	$ 571,402	$ (242,567)

Net earnings per common share - basic
and diluted (note 11)	$ 0.02	$ 0.00

Weighted number of shares outstanding
Basic	54,313,305	51,911,170
Diluted	56,112,106	55,658,051

Norsat International Inc.

Consolidated Statements of Cash Flows

(Unaudited - Expressed in US Dollars)

	Three months ended March 31,
	2009	2008
Cash provided by (used in):
Operations:
Net earnings for the period	$ 828,736	$ 5,095
Items not involving cash:
Amortization	125,757	89,702
Foreign exchange (gain)	-	2,578
Stock-based compensation (note 9c)	23,185	21,754
Change in government receivable	180,855	(99,550)
Changes in non-cash working capital (note 13)	496,397	(244,524)
Cash provided by (used in) operations	1,654,930	(224,945)
Investments:
Short-term investments	(1,520,235)	61,052
Purchase of property and equipment	(29,129)	(69,024)
Cash used in investment activities	(1,549,364)	(7,972)
Financing:
Payment on the operating line of credit	-	(500,000)
Proceeds from exercise of warrants	-	1,384,737
Proceeds from government contributions	406,055	39,088
Cash provided by financing activities	406,055	923,825
Effect of foreign currency translation on cash	(106,253)	(22,242)
Increase in cash	405,368	668,666

Cash, beginning of period	983,062	686,508
Cash, end of period	$ 1,388,430	$ 1,355,174

Supplemental cash flow and other disclosures (note 13)
See accompanying notes to the consolidated financial statements

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009
(Unaudited - Expressed in US dollars)

1.  Nature of Business

The Company is incorporated under the laws of British Columbia and its principal business activities include the marketing, design and sales of microwave products and portable satellite products that provide rapidly deployable broadband satellite data and video continuity in areas where traditional communication infrastructure is insufficient, damaged or non-existent.

2.  Basis of Presentation

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial reporting and the accounting polices used are consistent with the most recent audited annual financial statements except for those included in note 3. These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements, and accordingly, should be read together with the audited 2008 annual consolidated financial statements included in the Company's 2008 Annual Report.

The results for the three months ended March 31, 2009 may not be indicative of the results that may be expected for the full year or any other period. Within the Company’s business cycle, the first quarter tends to be the softest period in a fiscal year due to seasonality of the military procurement process.

3.  Changes in Accounting Policies

CICA 3064 – “Goodwill and Intangible Assets”

On January 1, 2009, the Company adopted CICA Section 3064 – “Goodwill and Intangible Assets”, which replaces Section 3062 – “Goodwill and Other Intangible Assets” and Section 3450 – “Research and Development Costs”.    The new section provides guidance on the recognition of assets based on asset recognition criteria rather than matching of revenues and expenses.  As a result of adopting this section, there is no material impact on the Company’s consolidated financial statements. The Company has recognized an intangible asset during the first quarter that is subject to amortization. The intangible asset will be tested for impairment in accordance with the provisions of Impairment of Long Lived Assets, section 3064.

4.  Recent Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board has confirmed that publicly accountable, profit oriented enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011.  Early conversion to IFRS for fiscal years beginning on or after January 1, 2009 is permitted.  The Company will be required to begin reporting under IFRS for its first quarter ending March 31, 2011 with restatement of comparative information presented.  The conversion to IFRS will impact the Company’s accounting policies, information technology systems, taxes, contractual commitments involving GAAP based clauses, long-term employee compensation plans and performance metrics.

Accordingly when the Company develops its IFRS plan, it will have to include measures to provide extensive training to key finance personnel to review contracts and agreements and to increase the level of awareness and knowledge amongst management, the Board of Directors and the Audit Committee.  Additional resources will be engaged to ensure the timely conversion to IFRS. As at March 31, 2009, the Company has completed an IFRS diagnostic and is working to develop an IFRS implementation plan.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009
(Unaudited - Expressed in US dollars)

5.    Capital Disclosures

The Company's objectives and policies for managing capital are to maintain a strong capital base so as to maintain investor, creditor and market confidence, sustain future development of the business and to safeguard the entity’s ability to support the Company’s normal operating requirements on an ongoing basis.

The capital of the Company consists of the items included in the consolidated balance sheet in the shareholders’ equity section.  The Company manages its capital structure and makes changes based on economic conditions and the risk characteristics of the Company’s assets.  As at March 31, 2009 shareholder’s equity was $11,029,991.

To manage the Company’s capital requirements the Company has in place a planning and budgeting process which help determine funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.  The Company plans to continue to fund its short-term cash requirements through operations, and if required the Company has an operating line of credit in place that can be drawn upon.

While there is a possibility of increased risk due to the current global credit crisis and recessionary trends, the exposure to the Company was minimal at the end of March 31, 2009.  The Company’s accounts receivable are made up of 63% government receivables and the balance of the outstanding accounts receivable are spread over a large number of customers.  During September 2008, the Company was awarded a US Department of Defense Contract to deliver satellite systems and services of approximately $5.5 million and the Company also entered into an agreement with the Canadian Federal Minister of Industry (the Minister) through the Strategic Aerospace & Defense Initiative (SADI) whereby the Minister will provide funding of 35% of eligible spending related to the research and development of Aerospace & Defense (A&D) technology development projects to a maximum funding amount of Cdn$5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2011.

For the three months ended March 31, 2009, there were no changes in the Company's approach to capital management.

The Company has externally imposed capital requirements. Under its operating line of credit agreements, the Company’s working capital ratio (current assets divided by current liabilities) cannot be less than 1.15:1 and debt to tangible net worth ratio (total liabilities divided by the sum of total assets minus total liabilities) cannot exceed 2.5:1.  As at March 31, 2009, the Company’s working capital ratio was 3.75:1 and the debt to tangible net worth ratio was 0.39:1.  For the three months ended March 31, 2009, the Company has met all of its externally imposed capital requirements. As at March 31, 2009, the Company did not access its operating line of credit.

6.  Financial Instruments

(a)

Financial assets and liabilities

Financial assets are cash, short-term investments, and accounts receivables.  Financial liabilities include operating line of credit, accounts payable and accrued liabilities.

The Company has classified its cash and short-term investments as held-for-trading financial assets, measured at fair value.  Accounts receivable are classified as loans and receivables, measured at amortized cost.  Accounts payable, accrued liabilities, and operating line of credit are classified as other liabilities held for trading, measured at amortized cost.  The carrying value of the Company’s financial assets and liabilities is considered to be reasonable approximation of fair value due to the short-term nature of these instruments.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009
(Unaudited - Expressed in US dollars)

The carrying values and fair values of financial assets and liabilities as at March 31, 2009 and December 31, 2008 are summarized as follows:

(in thousands of dollars)	March 31, 2009		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
Held-for-trading	2,918	2,918	1,014	1,014
Loans and receivables	4,989	4,989	6,807	6,807
Held-to-maturity investments	-	-	-	-
Other liabilities	2,632	2,632	3,643	3,643

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract.  This risk primarily arises from the Company’s receivables from customers.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer.  Each customer is assessed for creditworthiness.  The credit worthiness of customers is assessed using third party credit scores and through direct monitoring of their financial well being on a continual basis.  In some cases, where customers fail to meet the Company's creditworthiness benchmark, the Company may choose to transact with the customer on a prepayment basis.

The Company does not have credit insurance or other financial instruments to mitigate its credit risk as the exposure is minimal due to the make up of its customer base.

The Company regularly reviews the collectibility of its accounts receivable and establishes an allowance for doubtful accounts based on its best estimates of any potentially uncollectible accounts.  As at March 31, 2009, the balance of the allowance for doubtful accounts was $43,006 (2008 – $37,963).  Pursuant to their respective terms, accounts receivable was aged as follows as at March 31, 2009 and December 31, 2008:

(in thousands of dollars)	March 31, 2009	December 31, 2008
Current	2,054	3,359
0-30 days overdue	1,822	1,641
31-60 days overdue	534	238
61-90 days overdue	92	1,271
Over 90 days overdue	487	298
Total accounts receivable	4,989	6,807

While there is a possibility of increased customer credit risk due to the current global credit crisis, the exposure is minimal due to the make up of the Company’s customer base.  As at March 31, 2009, 63% of the outstanding accounts receivable consists of government departments and the balance of the outstanding accounts receivable are spread over a very large number of customers.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company has in place a planning and budgeting process which helps determine funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

To manage this risk the Company maintains an operating line of credit which provides access to borrow

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009
(Unaudited - Expressed in US dollars)

in Canadian and /or US dollars to meet short-term financing obligations.

As at March 31, 2009, the Company has cash ($1,388,430), short-term investments ($1,529,743) and accounts receivable ($4,988,903) of $7,907,076 which will cover its short-term financial obligations from its accounts payable ($1,340,690) and accrued liabilities ($1,291,181) of $2,631,871.

Currency risk

Currency risk is defined as the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Company is exposed primarily to foreign exchange fluctuations in the U.S. dollar as components of cost and receivables being denominated in currencies other than the United States dollar. To a lesser extent, the Company is also exposed to foreign exchange fluctuations in the British pound (GBP) in the magnitude of approximately GBP 200,000 in expenses per year.

Based on the Company’s currency exposure at March 31, 2009, a 10% depreciation or appreciation of its other currencies against the US dollar would result in a $109,000 increase or decrease in the Company’s net earnings.

To manage the exposure to foreign exchange risk the company enters into short term forward contracts as part of its cash management strategy.  The Company does not designate the forward contracts as a hedge for accounting purposes.

7.    Operating Line of Credit

The Company has a secured operating line of credit from HSBC for Cdn$500,000 or $400,000 under Export Development Canada’s (EDC) Master Receivable Guarantee (MARG) program.

Total assets, not including intangible assets, pledged as collateral for the line of credit is $13,223,128 as at March 31, 2009

As at March 31, 2009, the Company had no borrowings outstanding with respect to the line of credit.

8.  Accumulated Other Comprehensive (Loss) Income

	2009	2008
Balance, beginning of period	$ (229,210)	$ 1,306,800
Unrealized losses on translating financial
statements from functional currency to
reporting currency	(257,334)	(1,536,010)
Balance, end of period	$ (486,544)	$ (229,210)

9.   Share Capital

(a)

Authorized

        75,000,000 common shares without par value

(b)  Issued

Shares issued and outstanding
	Number #	Amount $
Balance, December 31, 2008 and March 31,2009	54,313,305	37,825,476

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009
(Unaudited - Expressed in US dollars)

(c)   Share purchase option plan

The Company has reserved 6,306,505 common shares under its 1999 (amended) incentive share option plan. The plan provides for the granting of stock options at the fair market value of the Company at the grant date, with terms to a maximum of ten years and vesting provisions to be determined by the Board of Directors.

Share purchase options outstanding at March 31, 2009 include:

Share purchase option outstanding	Number of options	Weighted average exercise price Cdn$
Balance, December 31, 2008	1,518,000	$ 1.34
Granted	45,000	0.63
Forfeited	(28,500)	0.85
Balance, March 31, 2009	1,534,500	$ 1.33

	Options outstanding			Options exercisable
Range of exercise prices Cdn$	Number of options outstanding	Weighted average remaining contractual life(years)	Weighted average exercise price Cdn$	Number of options exercisable	Weighted average exercise price Cdn$
$0.45 to $0.99	724,000	2.34	$0.71	487,000	$0.70
$1.00 to $1.99	631,000	3.51	$1.25	376,600	$1.22
$2.00 to $6.19	179,500	3.51	$4.14	179,500	$4.14
$0.45 to $6.19	1,534,500	2.87	$1.33	1,043,100	$1.49

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. Using an option pricing model with assumptions noted below, the estimate fair value of all options granted during 2009 and 2008 have been reflected in the statements of operations as follows:

	Three months ended March 31,
	2009	2008
Total compensation credited to contributed surplus and debited stock based compensation	23,185	21,754

The weighted average assumptions used to estimate the fair value of options during the period were:

	Three months ended March 31,
	2009	2008
Risk free interest rate	1.836%	3.866%
Expected life	3.500	3.500
Vesting period	2 to 10 years	2 to 10 years
Expected volatility	83.10%	73.55%
Expected dividends	nil	nil

45,000 stock purchase options were granted with a weighted average fair market value of $0.37 for the three months ended March 31, 2009.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009
(Unaudited - Expressed in US dollars)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(d) Warrants

The continuity of share purchase warrants is as follows:

Expiry date	28-Apr-09	12-Jan-11	Total
Exercise price	Cdn$1.09	US$0.48	Number of warrants outstanding
Balance, December 31, 2008	1,206,811	366,690	1,573,501
Warrants exercised	-	-	-
Warrants expired	-	-	-
Balance, March 31, 2009	1,206,811	366,690	1,573,501

Warrants set to expire on January 12, 2009, were extended to January 12, 2011.  The warrants were issued as part of the employee stock ownership plan on January 12, 2007.

 (e)  Contributed surplus

Balance, December 31, 2008	$ 3,522,738
Changes during 2009
Stock-based compensation expense	23,185
Balance, March 31, 2009	$ 3,545,923

10.   Other Income

	Three months ended March 31,
	2009	2008
Net interest expense – cash	$ (10,185)	$ (17,558)
Foreign currency gain	223,948	110,885
	$ 213,763	$ 93,327

11.  Earnings per Share

Basic earnings per share for the three months ended March 31, 2009 is $0.02 (2008 - $0.00) and the weighted average number of shares used in calculating basic nets earnings per is 54,313,305 (2008 – 51,911,170).  As the exercise of in-the-money warrants or options are dilutive, the diluted earnings per share for the three months ended March 31, 2009 is $0.02 (2008 - $0.00) and  the weighted average number shares used in calculating diluted net earnings per share is 56,112,106  (2008 – 55,658,051). The 5 million shares to be issued in connection with the Bluemoon 4G Ltd.  purchase has been included in the diluted earnings per share calculation.

12.  Segmented Information

The Company’s three reportable business segments include Microwave, Satellite Systems and Wireless Networks.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009
(Unaudited - Expressed in US dollars)

Microwave components enable the transmission, reception and amplification of signals to and from satellites. Satellite Systems provide rapidly deployable broadband connectivity over satellite where traditional communications infrastructure is insufficient, unreliable, damaged or non-existent.   Wireless Networks provide standards-based technology enabling the delivery of “last mile” wireless broadband access as an alternative to cable or DSL and in some instances mobile communications.

The Company’s reportable segments are strategic business units that offer different products and services.  They are managed separately because each business is in a different stage in its life cycle and they require different marketing strategies.

The following tables set forth information by operating segments from continuing operations for the three months ended March 31, 2009 and 2008 respectively.  For the three months ended March 31, 2009, the Wireless Networks segment did not generate any revenues.

	Three months ended March 31,
	2009	2008
Sales
Microwave	$ 1,511,920	$ 1,973,711
Satellite system	3,482,851	954,836
	$ 4,994,771	$ 2,928,547

Gross Profit
Microwave	$ 613,546	$ 852,317
Satellite system	1,839,472	637,304
	$ 2,453,018	$ 1,489,621

	Microwave	Satellite System	Wireless Networks	Consolidated
As at March 31, 2009
Total assets related to operations	$ 4,002,649	$ 9,220,479	$ 1,846,444	$ 15,069,572
Property and equipment, net	$ 196,506	$ 452,669	-	$ 649,175

As at December 31, 2008
Total assets related to operations	$ 6,299,750	$ 7,027,235	-	$ 13,326,985
Property and equipment, net	$ 344,029	$ 383,757	-	$ 727,786

Substantially all property and equipment are located in Canada.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009
(Unaudited - Expressed in US dollars)

13. Supplemental cash flow and other disclosures

	Three months ended March 31,
		2009		2008

Changes in non-cash operating working capital:
Accounts receivable		$1,019,738		$1,488,341
Inventories		304,271		(341,083)
Prepaid expenses and other		(358,625)		(11,981)
Accounts payable		(445,957)		(572,267)
Accrued liabilities		(452,325)		(779,702)
Deferred revenue		278,559		(34,271)
Long-term deferred revenue		150,736		6,439

		$496,397		$(244,524)

Supplementary information:
Interest paid		$1,901		$5,993
Income taxes paid	$	nil	$	nil

14. Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in 2009.

15. Commitments

Future minimum payments at March 31, 2009 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years are approximately as follows:

	2009	2010	2011	2012	2013
Inventory purchase obligation	1,821,411				
Operating lease obligations	324,640	414,770	378,978	42,990	42,990
Total	2,146,051	414,770	378,978	42,990	42,990

In the normal course of operations the Company enters into purchase commitments. Included in 2009 commitments are inventory and material purchase obligations of $1,821,411.

16. Government Contributions

Strategic Aerospace & Defense Initiative (SADI)

In September 2008, the Company entered into an agreement with the Canadian Federal Minister of Industry (the Minister) through the Strategic Aerospace & Defense Initiative (SADI) whereby the Minister will provide funding of 35% of eligible spending related to the research and development of Aerospace & Defense (A&D) technology development projects to a maximum funding amount of Cdn$5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2011.

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009
(Unaudited - Expressed in US dollars)

Repayment is contingent on performance benchmarks established at the end of Norsat’s fiscal 2011 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years starting in 2012.  Annual repayment amounts shall be calculated based on 1.851% of gross business revenue (GBR) multiplied by the adjustment rate (based on the growth of GBR over the previous year).  For the three months ended March 31, 2009, the Company did not accrue any liability for repayment as the amount can not be determined..

For three months ended March 31, 2009, the Company accrued SADI funding receivable of $180,855 (Cdn$225,000) and charged the amount as a reduction to product development expense in the consolidated statements of operations.

During the first quarter of 2009, $406,055 (Cdn$505,169) cash was received. $253,562 (Cdn$319,831) remains in accounts receivable at March 31, 2009

17.  Related Party Transactions

On December 23, 2008, $94,185 (Cdn$ 114,720) was transferred to a member of the board’s bank account as share capital for Norsat SA. The board member has been holding this cash for Norsat SA until January 27, 2009 when Norsat SA opened a bank account and the funds were deposited into this bank account..

18.   Acquisition of Bluemoon 4G Ltd.

On March 9, 2009, the Company acquired 100% ownership of Bluemoon 4G Ltd., a WiMAX products and services provider to accelerate the Company’s entry into the WiMAX market, from unrelated third parties for 5,000,000 shares of the Company’s common stock. Bluemoon 4G Ltd. is a pre-revenue company that has a customer relationship that will allow it to supply and deliver equipment for WiMAX installations. In acquiring Bluemoon, the Company has acquired the relationship and is in the process of negotiating a contract to formalize the customer relationship.

Bluemoon 4G Ltd. is a pre-revenue company without any employees and did not have any commercial activities. Accordingly, the acquisition was recorded as an asset acquisition and not a business combination.

Given the timing to perform a proper valuation exercise, management has recorded the transaction at an initial estimated value and will adjust the allocation upon receipt of a final valuation report. The initial estimated value was based on the market value of the shares given up less liquidity and escrow discounts calculated using the Black-Scholes model. The liquidity discount has been determined on the basis that the Company’s shares are not widely traded. The escrow discount has been determined on the basis that the counterparty will not be able to access the shares until certain performance milestones have been met. As per terms of the contract, shares are held in escrow until December 31, 2009 and the counterparty has to meet certain performance milestones. In the event that the milestones are not met, the counterparty has to pay a minimum order fee. The escrow agreement has been put in place to protect the Company’s financial interest in securing the minimum order fee. Management has initially allocated the entire purchase price of $1,946,324 (Cdn$2,455,000) to intangible assets, $1,830,969 (Cdn$2,378,500) as common shares to be issued. As at March 31, 2009, the Company did not receive TSX clearance on share issuance. Subsequently, on April 30, 2009, TSX approved share issuance. The intangible asset of $2,148,929 (Cdn$2,710,556) consists of $1,886,864 (Cdn$2,380,000) purchase value, $19,027 (Cdn$24,000) of Ireland stamp duties, $20,613 (Cdn$26,000) of legal costs, $19,820 (Cdn$25,000) of valuation costs and a temporary tax difference effect of $202,605 (Cdn$ 255,556). Common shares to be issued includes $1,832,124 (Cdn$2,380,000) estimated share value less $1,155 (Cdn$1,500) share issuance costs.

Based on the information available at the present time, the intangible asset is estimated to have a useful life until December 31, 2011. Amortization of the intangible was calculated on a straight line based on

Norsat International Inc.

Notes to the Consolidated Financial Statements

Three months ended March 31, 2009
(Unaudited - Expressed in US dollars)

the estimated useful life. The amortization recorded was $41,693 (Cdn$52,590).  The amortization amount will then be adjusted upon receipt of a final valuation report.

A total future income tax liability of $202,605 (Cdn$ 255,556) was recognized on the transaction to reflect the income tax effect of temporary differences arising from the Company’s asset acquisition of Bluemoon 4G Ltd.  The income tax liability was calculated based on Ireland’s effective tax rate of 10% and is the difference between the tax adjusted final book value and actual.purchase price of the transaction.

Management has engaged an independent third party to determine: (a) the fair market value of the consideration given up and (b) the proper purchase price allocation to the asset components acquired in the transaction.  This transaction subsequently closed on April 20, 2009.

19.   Intangible Asset

The Company follows the recommendations of CICA section 3064 “Goodwill and Intangible Assets” for recognition, measurement, presentation and disclosure of intangible assets. An intangible asset meets the identification criterion when it is separable or arises from contractual or other legal rights, regardless of whether those rights are transferable or separable. The Company recognizes an intangible if and only if (a) it is probable that the expected future economic benefits that are attributable to the asset will flow to the Company; and (b) the cost of the asset can be measured reliably. Intangible assets are initially measured at cost which comprises of its purchase price, including duties, taxes, legal costs, professional fees and any directly attributable cost of preparing the asset for its intended use. A recognized intangible asset is amortized over its estimated useful life on a straight line basis unless the life is determined to be indefinite. The estimate of the useful life of an intangible asset is based on an analysis of all facts, in particular, the expected use of the asset by the Company and any legal or contractual provisions that may limit the useful life. The amortization method and estimate of useful life of an intangible asset is reviewed annually. An intangible asset that is subject to amortization is tested for impairment according to section 3063 “Impairment of Long-Lived Assets” which states that an impairment loss is recognized when the carrying amount of the long lived asset is not recoverable and exceeds its fair value. The test for recoverability is performed whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Intangible assets which have indefinite lives are not amortized, but are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. The impairment loss is the amount by which the carrying amount exceeds the fair value. If the fair value subsequently increases, the impairment loss for an intangible asset is not reversed.